

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 17, 2008

I. Joseph Massoud
Chief Executive Officer
Compass Diversified Trust
Sixty One Wilton Road
Westport, Connecticut 06880

Re: **Compass Diversified Trust**
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed March 28, 2007, File No. 1-51937
Supplemental Response Provided on January 7, 2008

Dear Mr. Massoud:

     We have examined your filing and have the following comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in your next Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Compensation Table

1. In future filings, please expand the footnote disclosure concerning Mr. Massoud to cross-reference the disclosure found in Item 13 of Form 10-K regarding fees paid to Mr. Massoud pursuant to the terms of the management agreement.

*   *   *   *

Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James J. Bottiglieri, Chief Financial Officer
    Via Facsimile, 203-221-8253